EXHIBIT 99.1

Hydrogenics Reports Third Quarter 2013 Results

Reports 44% Rise in Year to Date Revenue to $31.4 Million and Margin Improvement of 30% to $9.4 million; Backlog Grows Over Q2 to $52.7 Million

MISSISSAUGA, Ontario, Nov. 7, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported third quarter 2013 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

"We remain on track in our results with solid revenue growth year-over-year and substantial margin expansion," said Daryl Wilson, President and Chief Executive Officer. "Total sales rose 17% in the quarter and 44% year to date, fueled by our robust Power Systems business, and gross margins increased to 30% -- up 950 basis points from last year's 21.6%. In addition, the Company's backlog grew during the quarter and our Adjusted EBITDA loss declined to $0.5 million, as we continued to execute on a path to profitability. A significant number of potential orders remain in our bid pipeline, and we believe this will position us well heading into 2014. Hydrogenics is making substantial progress towards increased shareholder returns as we invest in new business development, expand our leadership across industries and target markets, and focus on the burgeoning demand for energy storage across the globe."

Highlights for the Quarter Ended September 30, 2013 (compared to the quarter ended September 30, 2012, unless otherwise noted)

  Revenue increased 17% to $9.2 million, reflecting higher bookings within Hydrogenics' Power Systems business unit partially offset by lower results from the Company's OnSite Generation business unit.

  Hydrogenics secured $12.1 million of orders for renewable energy storage, industrial gas and power system applications during the quarter, resulting in an order backlog of $52.7 million as of September 30, 2013. Order backlog movement during the third quarter (in $ millions) was as follows:
	Jun. 30, 2013 Backlog	Orders Received	Orders Delivered	Sept. 30, 2013 Backlog

OnSite Generation	$ 13.2	$ 9.7	$ 5.8	$ 17.1
Power Systems	36.6	2.4	3.4	35.6
Total	$ 49.8	$ 12.1	$ 9.2	$ 52.7
  Gross profit was $2.7 million, or 29.6% of revenue, a 8 percentage point increase year-over-year, primarily reflecting improved product mix of higher-margin Power Systems business.

  Comprehensive loss was $0.1 million, a $2.8 million decrease compared to the third quarter of 2012.

  Cash Operating Costs1 were $3.1 million for the quarter, a decrease of 34% compared to the third quarter of 2012., primarily resulting from a $1.0 million decline in net research and development expenditures reflecting timing differences on research and development activity and a increase in government funding in the period, as well as a $0.6 million decline in selling, general and administrative (SG&A) costs related to timing differences in costs related to general activities and one time compensation costs related to improved business incurred in 2012.

  The Company's Adjusted EBITDA2 loss decreased to a loss of $0.5 million from a loss of $3.1 million in last year's third quarter for the reasons previously noted as well as the impact of the recovery of compensation expense tied to the Company's stock price, reflecting a recovery of $0.5 million in the current quarter compared with an expense of $0.3 million in the third quarter of 2012.

  The Company exited the third quarter with $14.6 million of cash and restricted cash, a $1.4 million decrease over June 30, 2013 primarily reflecting: (i) a $1.2 million decrease in working capital; (ii) $0.2 million related to the purchase of property, plant and equipment; partially offset by (iii) $0.4 million of proceeds from loan advances; and (iv) $0.4 million of positive foreign exchange impact resulting from the strengthening of the Euro relative to the US dollar. Working capital changed by $1.2 million primarily due to a $2.3 million net increase in inventory and receivables, partially offset by an increase in deferred revenue and trade and other payables of $1.0 million.

Highlights for the Nine months Ended September 30, 2013 (compared to the nine months ended September 30, 2012, unless otherwise noted)

  Revenue rose $9.5 million to $31.4 million, an increase of 44%, reflecting higher shipments within Hydrogenics' Power Systems group including revenue from the Company's previously-announced propulsion system contract and backup power orders for CommScope.

  Gross profit increased $5.4 million to $9.4 million, or 29.8% of revenue, primarily reflecting improved product mix tied to the higher proportion of Power Systems revenue versus the prior-year period.

  Cash operating costs were $10.4 million, versus $11.7 million for the comparable period in 2012, with costs as a percent of revenue falling to 33% versus 53% in the prior-year period. The decrease reflects a $1.2 million decrease in net research and development expenses attributable to the timing of spending as well as increased government funding recognized during the first nine months of 2013.

  Adjusted EBITDA loss declined 57% to $3.7 million versus $8.6 million in the prior-year period. The improvement reflects the previously noted: (i) increase in gross profit of $5.4 million and; (ii) $1.3 million decrease in net research and development expenses; partially offset by (iii) a $1.7 increase in SG&A expenses, of which $1.8 million relates to stock-based compensation indexed to the Company's share price relative to the comparable period.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

  Adjusted EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses adjusted EBITDA as a useful measure of cash flows.

Conference Call Details

Hydrogenics will hold a conference call at 10:00 a.m. EDT on November 7, 2013 to review the third quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in  Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30 2013	December 31 2012
Assets		As Revised
Current assets
Cash and cash equivalents	$ 12,650	$ 13,020
Restricted cash	851	3,039
Trade and other receivables	4,842	5,769
Grants receivable	--	16
Inventories	13,541	11,848
Prepaid expenses	539	915
	32,423	34,607
Non-current assets
Restricted cash	1,143	743
Property, plant and equipment	1,596	1,399
Intangible assets	111	107
Goodwill	5,146	5,021
	7,996	7,270
Total assets	$ 40,419	$ 41,877
Liabilities
Current liabilities
Trade and other payables	11,403	11,551
Warranty provisions	1,254	1,252
Deferred revenue	7,109	11,706
Warrants	1,055	1,545
	20,821	26,054
Non-current liabilities
Other non-current liabilities	2,596	2,384
Non-current warranty provisions	947	556
Non-current deferred revenue	7,623	8,576
Total liabilities	31,987	37,570
Equity
Share capital	332,833	323,513
Contributed surplus	18,331	17,995
Accumulated other comprehensive loss	(722)	(999)
Deficit	(342,010)	(336,202)
Total equity	8,432	4,307
Total equity and liabilities	$ 40,419	$ 41,877

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
		As Revised		As Revised

Revenues	$ 9,236	$ 7,897	$ 31,413	$ 21,880
Cost of sales	6,506	6,195	22,057	17,959
Gross profit	2,730	1,702	9,356	3,921

Operating expenses
Selling, general and administrative expenses	2,830	3,445	11,327	9,619
Research and product development expenses	550	1,573	2,336	3,565
	3,380	5,018	13,663	13,184
Loss from operations	(650)	(3,316)	(4,307)	(9,263)

Finance income (expenses)
Interest income	18	--	25	8
Interest expense	(121)	(88)	(307)	(237)
Foreign currency gains	163	144	517	374
Foreign currency losses	(61)	(187)	(360)	(559)
Other finance gains (losses), net	160	422	(1,376)	268
Finance income (loss), net	159	291	(1,501)	(146)

Loss before income taxes	(491)	(3,025)	(5,808)	(9,409)
Income tax expense	--	--	--	--
Loss for the period	(491)	(3,025)	(5,808)	(9,409)

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	379	126	277	(101)
Other comprehensive income (loss) for the period, net of tax	379	126	277	(101)

Comprehensive loss for the period	$ (112)	$ (2,899)	$ (5,531)	$ (9,510)

Net loss per share
Basic and diluted	$ (0.05)	$ (0.39)	$ (0.69)	$ (1.31)

Weighted average number of common shares outstanding	8,963,599	7,688,197	8,453,973	7,253,544

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
		As Revised		As Revised
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$ (491)	$ (3,025)	$ (5,808)	$ (9,409)
Decrease (Increase) in restricted cash	1,673	(324)	1,788	(1,183)
Items not affecting cash:
Amortization and depreciation	165	209	567	673
Other finance (gains) losses, net	(160)	(422)	1,376	(268)
Unrealized foreign exchange gains	(196)	(80)	(116)	(109)
Stock-based compensation	145	166	486	494
Portion of borrowings recorded as a reduction from research and development expenses	(289)	(306)	(289)	(826)
Accreted non-cash interest	87	77	258	204
Liabilities for compensation indexed to share price	(10)	(28)	2,202	355
Net change in other non-cash working capital	(1,189)	2,539	(7,612)	2,080
Cash used in operating activities	(265)	(1,194)	(7,148)	(7,989)

Investing activities
Purchase of property, plant and equipment	(187)	(62)	(725)	(370)
Purchase of intangible assets	(32)	--	(32)	(4)
Cash used in investing activities	(219)	(62)	(757)	(374)

Financing activities
Payment of post-retirement benefit liability	(26)	(27)	(75)	(77)
Payment of repayable government contributions	(88)	(36)	(338)	(224)
Proceeds of operating borrowings	525	359	1,937	1,870
Repayment of operating borrowings	--	--	(1,412)	--
Common shares issued, warrants and options exercised, net of issuance costs	5	--	7,239	4,851
Cash provided by financing activities	416	296	7,351	6,420

Effect of exchange rate fluctuations on cash and cash equivalents held	373	193	184	79
Increase (decrease) in cash and cash equivalents during the period	305	(767)	(370)	(1,864)
Cash and cash equivalents - Beginning of period	12,345	6,688	13,020	7,785
Cash and cash equivalents - End of period	$ 12,650	$ 5,921	$ 12,650	$ 5,921

CONTACT: Hydrogenics Contacts:

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com